Securities and Exchange Commission
                     Washington, D.C.  20549



                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934

                        (Amendment No. )


                 Citation Computer Systems, Inc.
                        (Name of Issuer)


             Common Stock, Par Value $0.10 Per Share
                 (Title of Class of Securities)


                           172 894 107
                         (CUSIP Number)


                          Randy D. Sims
        Vice President, Chief Legal Officer and Secretary
                       Cerner Corporation
                     2800 Rockcreek Parkway
                Kansas City, Missouri  64117-2551
                      Phone (816) 221-1024
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)



                          May 15, 2000
     (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box: |_|

NOTE:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See ss.240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO.  172 894 107

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

          Cerner Corporation
          43-1196944

2.   Check  the  Appropriate  Box if a Member  of  a  Group  (See
     Instructions)
          (a)  |_|
          (b)  |_|

3.   SEC Use Only

4.   Source of Funds (See Instructions)

          00

5.   Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Items 2(d) or 2(e) |_| 5.

6.   Citizenship or Place of Organization

          Delaware


Number of Shares  7.   Sole Voting Power
Beneficially
Owned                  0
by Each Reporting
Person            8.   Share Voting Power
With:
                       1,133,290

                  9.   Sole Dispositive Power

                       0

                  10.  Shared Dispositive Power

                       0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,133,290

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                      |_|

13.  Percent of Class Represented by Amount in Row (11)

          29.3%

14.  Type of Reporting Person (See Instructions)

          CO

Item 1.   Security and issuer.

This  statement relates to the common stock, par value $0.10 (the
"Common Stock"), of Citation Computer Systems, Inc. ("Citation"), whose address is 424 South Woods Mill Road, Chesterfield,
Missouri  63017.

Item 2.   Identity and Background.

(a)  Name:  Cerner Corporation, a Delaware corporation.

(b)  Residence  or  business  address:  2800  Rockcreek  Parkway,
     Kansas City, Missouri  64117-2551

(c) Principal business: Supplier of clinical and management information and knowledge systems to healthcare organizations.

Pursuant to General Instruction C of Schedule 13D the information set forth in (d) - (f) below is being provided for Cerner and each of the following persons who represent the directors and executive officers of Cerner (collectively "Insiders").

     Neal L. Patterson: Chairman of the Board of Directors and Chief Executive Officer.
     Clifford W. Illig: Vice Chairman of the Board of Directors. Gerald E. Bisbee, Jr., Ph.D.: Director; Chairman and Chief Executive Officer of ReGen Biologics, Inc., a company which designs, engineers and manufactures tissue engineered products for orthopedic applications and located at 545 Penobscott Drive, Redwood City, California 94063.
     John C. Danforth: Director; Partner in the law firm of Bryan Cave LLP, located at One Metropolitan Square, St. Louis, Missouri 63102.
     Jeff C. Goldsmith, Ph.D.: Director; Healthcare consultant and President of Health Futures, Inc. whose mailing address is P.O. Box 5305, Charlottesville, Virginia 22905.
     Michael E. Herman: Director; Retired President of the Kansas City Royals Baseball Club.
     Earl H. Devanny, III: President
     Glenn  P.  Tobin, Ph.D.: Executive Vice President and  Chief
     Operating Officer
     Jack A. Newman, Jr.: Executive Vice President
     Paul M. Black: Senior Vice President and Chief Sales Officer Stephen M. Goodrich: Senior Vice President
     Douglas  M.  Krebs: Senior Vice President and  President  of
     Cerner International
     Thomas  C.  Tinstman, M.D.: Senior Vice President and  Chief
     Medical Officer
     Marc G. Naughton: Vice President and Chief Financial Officer Stanley M. Sword: Vice President and Chief People Officer Jeffrey A. Townsend: Vice President and Chief Engineering Officer
     Randy  D.  Sims:  Vice President, Chief  Legal  Officer  and
     Secretary
     Richard J. Flanigan, Jr.: Vice President and General Manager Stephen D. Garver: Vice President and Managing Partner
     Paul J. Sinclair: Vice President, Senior Partner and North American Operations Officer
     Charlotte  A.  Weaver:  Vice  President  and  Chief  Nursing
     Officer

(d) During the last five years, neither Cerner nor, to the knowledge of Cerner, any Insider have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Cerner nor, to the knowledge of Cerner, any Insider have been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  All of the Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or other Consideration.

No payments were made in connection with the execution of the Merger Agreement or Shareholder Agreement (each defined in Item 4 below).

Item 4.   Purpose of Transaction.

On May 15, 2000, Citation, Cerner and an wholly owned subsidiary of Cerner entered into an Agreement and Plan of Merger (the
"Merger Agreement") pursuant to which Citation will be merged with and into the wholly owned subsidiary of Citation.

Contemporaneously with the execution of the Merger Agreement, six executive officers and directors of Citation (the "Shareholders") entered into a Shareholder Agreement with Cerner (the "Shareholder Agreement"). The Shareholder Agreement requires the Shareholders to vote all shares of Citation held by them in favor of the approval of the Merger Agreement. In addition, the Shareholders granted to Cerner an irrevocable proxy to vote their shares to approve the Merger Agreement and an option to purchase, under certain circumstances, all or a portion of their Citation shares.

Cerner has acquired voting power over the shares of Common Stock for purposes of voting such shares in favor of the Merger Agreement. Cerner intends to acquire all of the outstanding Common Stock pursuant to the Merger Agreement. Upon consummation of the merger, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

(a)-(b)    Cerner  beneficially owns 1,133,290 shares  of  Common
     Stock  (29.3%  of  the outstanding shares).   Cerner  shares
     voting power over such shares, but has no dispositive power.

(c) Cerner has not effected any transactions in the Common Stock during the past 60 days.

(d) Cerner does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

See answer to Item 4.

Item 7.   Material to be Filed as Exhibits.

(i)  Agreement and Plan of Merger, dated as of May 15,  2000,  by
     and   among   Citation   Computer  Systems,   Inc.,   Cerner
     Corporation and Cerner Performance Logistics, Inc.

(ii) Shareholder  Agreement, dated as of May  15,  2000,  by  and
     among   Cerner  Corporation  and  certain  shareholders   of
     Citation Computer Systems, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 By:_/s/Marc G. Naughton________
    Marc G. Naughton
    Vice President and Chief Financial Officer



    May 25, 2000
    ___________________________
    Date

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